Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SVB Financial Group:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of SVB Financial Group (the “Company”) related to the 2006 Equity Incentive Plan of our reports dated February 28, 2012, with respect to the consolidated balance sheets of SVB Financial Group and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

San Francisco, California

August 15, 2012